Exhibit 99.1

iQIYI Announces Changes to Board Composition

BEIJING, September 27, 2019 — iQIYI, Inc. (NASDAQ:IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced changes to its board composition. Dr. Dou Shen, senior vice president of Baidu, has been appointed as a director of the Board. Mr. Lu Wang has resigned from the Board. These changes will be effective on September 27, 2019.

Dr. Dou Shen currently serves as senior vice president of Baidu, leading Baidu’s Mobile Ecosystem Group (MEG). Dr. Shen oversees Baidu App, search, feed, Haokan short video app, Baidu’s smart mini program and content ecosystem, and online advertising business. Dr. Shen has served in various other roles since joining Baidu in 2012, including in search, display advertising and financial services group. Prior to Baidu, Dr. Shen served as a researcher at Microsoft’s AdCenter Labs. He was also founder of Buzzlabs, a social media analytics company that was later acquired by IAC-owned CityGrid Media. Dr. Shen is currently the vice-chair of KDDC (China chapter of ACM in data-mining). Dr. Shen holds a bachelor’s degree in engineering from North China Electric Power University, a master’s degree in engineering from Tsinghua University, and a Ph.D. in computer science from Hong Kong University of Science and Technology.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, partner-generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, online literature, talent agency and e-commerce etc.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+86 10 8264 6585

ir@qiyi.com